Exhibit 99.1

Pan American Silver announces 2015 first quarter results and declares the second dividend of the year

(All amounts in US$ unless otherwise indicated)

VANCOUVER, May 11, 2015 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) ("Pan American", or the "Company") today reported unaudited results for the quarter ended March 31, 2015. The following table displays the key operational and financial highlights.

This news release should be read in conjunction with the Financial Statements, Notes to the Financial Statements and MD&A dated March 31, 2015, which have been filed on SEDAR and are available at www.sedar.com and on the Company website at www.panamericansilver.com.

First Quarter 2015 Highlights (unaudited) (1)

•        Silver production of 6.08 million ounces

•        Gold production of 37,500 ounces

•        Consolidated All-in Sustaining Costs per Silver Ounce Sold, net of by-product credits ("AISCSOS")(2) of $14.24

•        Consolidated cash costs(3) of $11.71 per silver ounce, net of by-product credits

•        Revenue of $178.1 million

•        Mine operating earnings of $2.6 million

•        Cash flow generated by operating activities of $11.9 million, or $0.08 per share

•        Adjusted loss(4) of $19.9 million or $(0.13) per share

Financial Position at March 31, 2015
• Cash and short term investments of $292.4 million • Working capital(5) of $488.5 million • Total debt of $65.3 million

(1)	Financial information in this news release is based on International Financial Reporting Standards ("IFRS"); results are unaudited; percentages compare the first quarter of 2015 against the first quarter of 2014.
(2)	All-In Sustaining Costs per Silver Ounce Sold ("AISCSOS") is a non-GAAP measure of a silver mining company's consolidated operating performance and the ability to generate cash flow from all operations collectively. We believe it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments
(sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow. Please refer to the section "Alternative Performance (non-GAAP) Measures"
in the Company's Management Discussion & Analysis for the quarter ended March 31, 2015, for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015 and 2014.
(3)	Consolidated cost per ounce of silver is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flows and is well understood and widely reported in the silver mining industry. However, cash cost per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance. Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities. Please refer to the section "Alternative Performance (non-GAAP)
Measures" in the Company's Managements Discussion & Analysis for the quarter ended March 31, 2015, for a detailed description of the cash cost calculation, details of the Company's by-product credits and a reconciliation of this measure to the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015 and 2014.
(4)	Adjusted loss and adjusted loss per share attributable to common shareholders are non-GAAP measures. Adjusted
(loss) earnings is calculated as net (loss) earnings for the period adjusting for the gains or losses recorded on fair market value adjustments on the Company's outstanding derivative instruments, impairment of mineral property, unrealized foreign exchange gains or losses, unrealized gain or loss on commodity contracts, net realizable value adjustment to long term heap inventory, gain or loss on sale of assets and the effect for taxes on the above items. The Company considers this measure to better reflect normalized earnings as it does not include items which may be volatile from period to period.
Please refer to the section "Alternative Performance (non-GAAP) Measures" in the Company's Managements Discussion
& Analysis for the quarter ended March 31, 2015, for a detailed description of this measure.
(5)	Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

Commenting on the Company's 2015 first quarter results, Geoff Burns, Chief Executive Officer said, "We have had a reasonable start to 2015, albeit our silver and gold production were slightly behind our forecast, which was reflected in our quarterly financial performance. Stacking and leaching of higher grade ore at Dolores was about a month behind plan and similarly, we didn't mine some of the expected higher grade ore at Manantial Espejo until mid-April, which was about 8 weeks later than scheduled." Burns continued, "I am happy to report that both Dolores and Manantial Espejo rebounded nicely through April and now into May, and we should be right where we expected to be by the end of the 2nd quarter. Consequently, I remain totally confident that we will meet our annual production forecast of between 25.50 and 26.50 million ounces of silver at cash costs of between $10.80 and $11.80 per ounce of silver, net of by-product credits, with AISCSOS of between $15.50 and $16.50 per ounce."

Financial Results

During the first quarter of 2015, Pan American generated $178.1 million in revenue, 15% less than revenue generated in the comparable quarter of 2014. The decline in sales was caused primarily by lower metal prices and less silver ounces sold during the reporting quarter. The decline in revenue was partially offset by higher quantities of gold and copper sold.

Inclusive of settlement adjustments on concentrate sales, the Company realized an average price of $16.43 per silver ounce and $1,226 per gold ounce during the first quarter of 2015, which were 18% and 4% lower than the prices realized in the first quarter of 2014, respectively. The average realized price of lead declined to $1,671 per tonne from $2,103 a year ago, and the average realized price of copper declined to $5,386 per tonne, from $6,995 per tonne a year ago. The average realized price of zinc was relatively unchanged from the first quarter of 2014, at $2,032 per tonne.

Pan American generated a net loss of $19.8 million, or $(0.13) per share, during the first quarter of 2015, compared to net income of $6.8 million, or $0.05 per share generated in the comparable quarter of 2014. The loss was the result of lower silver sales volumes combined with lower realized metal prices, higher depreciation charges and a $(6.4) million foreign exchange loss, partially offset by lower income taxes.

After adjusting for the $2.1 million unrealized portion of the foreign exchange loss and reversing a $2 million net realizable value recovery on Dolores' heap leach inventory, the Company recorded an adjusted loss of $19.9 million, or $(0.13) per share during the three months ended March 31, 2015.

Cash flow from operations generated during the first quarter of 2015 was $11.9 million or $0.08 per share, compared to $36.1 million or $0.24 per share generated in the first quarter of 2014. The decline in quarterly revenue previously described was the primary driver behind the current quarter's decline in operating cash flow, partially offset by $7.8 million less cash income taxes paid as compared to the first quarter of 2014.

Pan American posted AISCSOS of $14.24, net of by-product credits, for the first quarter of 2015, 5% lower than AISCSOS posted for the first quarter of 2014 and well below the Company's 2015 full-year forecast of $15.50 to $16.50, net of by-product credits. AISCSOS for the first three months of 2015 declined mainly due to lower costs of sales as a result of lower royalties and smelting, refining, and transportation charges, as well as the forecasted reduction in sustaining capital.

At March 30, 2015, Pan American had $292.4 million in cash and short-term investments and working capital of $488.5 million, a decline of $38.0 and $34.2 million, respectively, as compared to December 31, 2014. During the first quarter of 2015, the Company paid $19.0 million in cash dividends to its shareholders.

On April 15, 2015, Pan American entered into a senior secured revolving credit facility (the "Facility") with a syndicate of eight lenders. The Facility is a US$300 million secured revolving line of credit that matures on April 15, 2019 and is available for general corporate purposes, including organic growth opportunities and acquisitions. The terms of the Facility provide the Company with the flexibility of various borrowing and letter of credit options.  No drawings have been made under the Facility to date.

Operational Results

Pan American produced 6.08 million ounces of silver and 37,500 ounces of gold during the first quarter of 2015. Silver production declined 8% in comparison to silver produced in the first quarter of 2014, primarily due to less ounces produced at Alamo Dorado and Manantial Espejo due to lower silver grades at both mines, partially offset by more ounces produced at Huaron and La Colorada. Gold production during the reporting quarter was 37,500 ounces, 18% lower than a year ago. Lower gold production during the reporting quarter was a result of fewer ounces produced at Manantial Espejo, due to the delay in mining a higher grade area of the Maria pit, partially offset by more ounces produced at Dolores. The Company expects gold production from Manantial Espejo to rise significantly in the second and third quarter of 2015 as the higher grade ore originally scheduled to be produced in the first quarter is mined and processed over the balance of the year.

During the first quarter of 2015, Pan American's consolidated copper production was 3,100 tonnes, 82% higher than copper produced in the first quarter of 2014, on account of significant increases at the Company's Peruvian operations. Morococha's copper production grew almost three-fold due to higher grades and recoveries, while Huaron's production rose 36% due to higher throughput and grades.

Pan American's consolidated lead production during the first quarter of 2015 was practically unchanged from a year ago at 3,500 tonnes. In contrast, zinc production declined from 11,400 tonnes during the first quarter of 2014 to 9,300 tonnes during the reporting quarter as a result of lower zinc grades at Morococha and San Vicente.

Mexico

During the first quarter of 2015, La Colorada produced 1.26 million silver ounces at cash costs of $7.75 per ounce, net of by-product credits. Silver production rose 5% from the first quarter of 2014 due to higher grades and this had a positive effect on cash costs, which were 5% lower due to more silver ounces produced.

During the first three months of 2015, Dolores produced 1.0 million silver ounces at cash costs of $8.79 per ounce, net of by-product credits. Silver production declined 2% compared to the first quarter of 2014 as higher silver grades were offset by lower throughput and lower recoveries due to stacking and leaching sequencing. Cash costs declined 26% in comparison to the first quarter of 2014 as a result of higher gold by-product credits on more gold ounces produced due to higher gold grades, partially offset by lower recoveries. Operating costs in Mexico have come down with the effect of the weakening local currency, reduced fuel prices and decreased unit costs of certain supplies.

Alamo Dorado produced 0.69 million silver ounces during the first quarter of 2015 at cash costs of $15.98 per ounce, net of by-product credits. As expected, silver production declined as higher throughput was offset by lower grades given the increased proportion of lower-grade stockpile ore being fed to the plant. Cash costs increased from $10.69 per silver ounce in the first quarter of 2014, due to consistent operating expenditures year-over-year being offset by lower by-product credits from less ounces of gold produced and lower gold prices.

Peru

Huaron produced 0.90 million silver ounces during the first quarter of 2015 at cash costs of $11.87 per ounce, net of by-product credits. Silver production rose 8% from the comparable period of 2014 as a result of higher throughput and grades and slightly better recoveries. Cash costs were relatively unchanged from the $11.93 per silver ounce posted during the first quarter of 2014, as the benefits of lower operating costs were almost completely offset by lower by-product credits from lower zinc production, and lower copper and lead prices.

Morococha produced 0.52 million silver ounces during the first quarter of 2015 at cash costs of $17.11 per ounce, net of by-product credits. Silver production declined 13% from the first quarter of 2014, due to lower silver grades and recoveries that were partly offset by higher throughput. A revised mine plan has been developed that involves transitioning out of some marginal narrow veins into a newly discovered area of larger ore bodies with higher copper grades known as the Esperanza area. This area contributed to the significant increase in copper production, from 500 tonnes in the first quarter of 2014 to 1,500 tonnes in the reporting quarter. Cash costs during the first quarter of 2015 rose 15% from the comparable quarter of 2014, as a consequence of higher smelting charges and lower silver production, offset by higher by-product credits from more copper produced.

Bolivia

San Vicente produced 0.97 million silver ounces during the first quarter of 2015 at cash costs of $12.57 per ounce, net of by-product credits. Silver production was slightly lower than in the first quarter of 2014 as a result of lower silver grades due to mine sequencing. Cash costs were practically unchanged from the comparable period of 2014 as a consequence of lower royalties on lower prices, reduced operating, smelting and refining costs being partially offset by lower by-product credits from less zinc produced, and lower prices.

Argentina

Manantial Espejo produced 0.75 million ounces of silver during the first quarter of 2015 at cash costs of $13.75 per ounce, net of by-product credits. Silver production was 27% lower than in the first quarter of 2014 due to lower silver grades as lower-grade stockpiles compensated for less ore mined from the open pit due to delays in open pit waste pre-stripping during the previous 6 months. Cash costs rose from $(4.82) during the first quarter of 2014 to $13.75 during the first quarter of 2015 due to higher throughput being offset by lower silver grades and lower by-product credits from less gold produced. The reduced gold production was also caused by the delayed pre-stripping described before.

Consolidated Cash Costs

Pan American's consolidated cash costs during the first quarter of 2015 rose to $11.71 per silver ounce, net of by-product credits, from $8.66 per silver ounce during the first quarter of 2014. The increase was due to the combination of lower silver production and lower by-product credits on lower gold production. Cash costs for the reporting quarter were at the high end of management's annual forecast of $10.80 to $11.80 per silver ounce, net of by-product credits. However, management is confident that cash costs should decline in the second quarter (at current metal prices) with Manantial Espejo rebounding nicely from the effects of the delay in pre-stripping at the Maria pit.

Capital Spending

During the first quarter of 2015, Pan American spent $16.6 million on sustaining capital. Dolores and Manantial Espejo spent $4.9 million each, mainly on pre-stripping activities. At Huaron, $2.3 million was spent primarily on equipment replacement and maintenance, and on exploration. At La Colorada, $2.1 million was used on equipment replacement and rehabilitation, exploration drilling, and on processing plant infrastructure.

In addition, the Company spent $8.7 million in long term project capital to advance the La Colorada expansion, and another $8.0 million on projects at the Dolores mine, further described in the Project Development section below.

Project Development

At the La Colorada expansion project, activities focused on engineering work and procurement of equipment for the new sulphide processing plant, where construction is scheduled to start in the second quarter of 2015. In addition, drilling of the pilot hole for the new raise bore shaft reached a depth of 380 meters. Meanwhile, work on the new shaft components, hoist, and head frame advanced as planned during the quarter with fabrication of the new hoist now substantially complete. To prepare for the increased mine production, 500 metres of underground mine development was completed during the first quarter. In addition, the Company continues to negotiate with local authorities for the installation of a new 115 kV power line to the mine. To date, Pan American has invested a total of $27.7 million on the expansion project.

At Dolores, Pan American advanced the development of the new power line and the mobilization and commencement of the new underground access ramp as part of a just approved Dolores expansion project. Right of way agreements for the power line have been completed and the Company has awarded construction of the project to a local company. The Company expects to receive the final environmental permit for construction of the power line in the second quarter and completion of the power line project is scheduled for mid-2016.

Dolores Expansion Project

As announced earlier today, the Company's Board of Directors has approved the $112.4 million expansion project for the Dolores mine (the "Project") (see the Company's news release dated May 11, 2015, entitled, "Pan American Silver to Proceed With Dolores Pulp Agglomeration and Underground Expansion Project"). The Project involves the construction of a 5,600 tonnes per day ("tpd") pulp agglomeration plant and development of a 1,500 tpd underground mine. The Project is anticipated to be built over the next 24 months and upon completion will increase the mine's processing capacity from today's 16,500 tpd to approximately 20,000 tpd. The underground mine will provide access to higher grade mineralization under the current open pit design and the pulp agglomeration plant should improve overall recovery rates from the higher grade ores when the plant is scheduled to start operations in 2017. The Project is expected to increase silver production by approximately 40% to 6.3 million ounces, and gold production by 52% to 205,700 ounces in the first five years.

The Project is also expected to provide significant operating costs savings. Once completed, cash costs are anticipated to decline by approximately $4.37 to $(11.28) per silver ounce, net of by-product credits for the first five years and by approximately $0.99 to $(8.46) per silver ounce, net of by-product credits over the remaining life of the mine. The Project should provide excellent economic returns at both the Company's reserves prices for gold and silver and at current prices.   Using the Company's long-term reserve prices of $18.50 per silver ounce and $1,250 per gold ounce thereafter, the Project is expected to yield an internal rate of return of 35% and a payback period of 23 months. Using current prices of $17.00 per silver ounce and $1,150 per gold ounce, it is anticipated that the Project would yield an internal rate of return of 26% with a payback period of 26 months.

For further technical information relating to the Project, please refer the NI 43-101 technical report entitled "Technical Report for the Dolores Property, Chihuahua, Mexico - Preliminary Economic Assessment of a Pulp Agglomeration Treatment and Underground Option" with an effective date of May 31, 2014, (the "PEA") filed on SEDAR at www.sedar.com. The results of the PEA are preliminary in nature in that they include inferred mineral resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves have no demonstrated economic viability.

Current and Future Dividends

The Board of Directors has also approved its second quarterly cash dividend of 2015 in the amount of $0.05 per common share. The cash dividend will be payable on or about Tuesday, June 2, 2015, to holders of record of common shares as of the close of Friday, May 22, 2015. Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada

The Company's decision to reduce the quarterly dividend by 60%, to $0.05 per share, is directly related to the concurrent decision to invest $112.4 million in the Dolores mine expansion project, as well as in recognition of the current challenging silver price environment.  The savings to the Company from lowering the quarterly dividend payments will be redirected to funding the expansion.

As is standard practice, all future dividends will be evaluated and determined by the Board of Directors on an ongoing basis.

Outlook

Pan American reaffirms its annual precious metals production forecast of between 25.50 million and 26.50 million silver ounces, and between 165,000 ounces and 175,000 ounces of gold. Provided metal prices remain at or near current levels, the Company also believes that it will be within its annual guidance for AISCSOS of between $15.50 and $16.60, net of by-product credits and annual consolidated cash costs of between $10.80 and $11.80 per silver ounce, net of by-product credits.

In addition, the Company reaffirms its forecast for 2015 annual sustaining capital of between $71.0 and $84.0 million. With the addition of the Dolores expansion project, the Company now expects to invest between $111.0 million and $120.0 million in project development in 2015.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Michael Steinmann, P.Geo., President, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss these results on Tuesday, May 12, 2015 at 10:00 am EST (07:00 am PST). To participate in the conference, please dial toll number 1-604-638-5340.

A live audio webcast and Power Point presentation will be available at http://services.choruscall.ca/links/pan150512.html.  The call and webcast will also be available for replay for one week after the call by dialing 1-604-638-9010 and entering code 6218 followed by the # sign.

About Pan American Silver

Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in Mexico, USA, Peru and Argentina.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS OR INFORMATION. FORWARD-LOOKING STATEMENTS OR INFORMATION IN THIS NEWS RELEASE RELATE TO, AMONG OTHER THINGS: THE APPROVAL OF ANY FUTURE DIVIDENDS AND THE AMOUNT AND TIMING FOR THE SAME; OUR FORECAST PRODUCTION OF SILVER, GOLD AND OTHER METALS IN 2015; OUR FORECAST CASH COSTS PER OUNCE OF SILVER IN 2015; OUR ESTIMATED AISCSOS FOR 2015; OUR ANTICIPATED CAPITAL INVESTMENTS FOR 2015; THE ABILITY OF THE COMPANY TO SUCCESSFULLY COMPLETE ANY CAPITAL INVESTMENT PROGRAMS AND PROJECTS, INCLUDING THE DOLORES EXPANSION PROJECT, AND THE IMPACTS OF ANY SUCH PROGRAMS AND PROJECTS ON THE COMPANY; AND ANY ANTICIPATED LEVEL OF FINANCIAL AND OPERATIONAL SUCCESS IN 2015.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT OPERATIONAL, BUSINESS, ECONOMIC AND REGULATORY UNCERTAINTIES AND CONTINGENCIES. THESE ASSUMPTIONS INCLUDE: TONNAGE OF ORE TO BE MINED AND PROCESSED; ORE GRADES AND RECOVERIES; PRICES FOR SILVER, GOLD AND BASE METALS; CAPITAL, DECOMMISSIONING AND RECLAMATION ESTIMATES; OUR MINERAL RESERVE AND RESOURCE ESTIMATES AND THE ASSUMPTIONS UPON WHICH THEY ARE BASED; PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); NO LABOUR-RELATED DISRUPTIONS AT ANY OF OUR OPERATIONS: NO UNPLANNED DELAYS IN OR INTERRUPTIONS IN SCHEDULED PRODUCTION; ALL NECESSARY PERMITS, LICENCES AND REGULATORY APPROVALS FOR OUR OPERATIONS ARE RECEIVED IN A TIMELY MANNER; AND OUR ABILITY TO COMPLY WITH ENVIRONMENTAL, HEALTH AND SAFETY LAWS. THE FOREGOING LIST OF ASSUMPTIONS IS NOT EXHAUSTIVE.

THE COMPANY CAUTIONS THE READER THAT FORWARD-LOOKING STATEMENTS AND INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS OR INFORMATION CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SILVER, GOLD AND  BASE METALS PRICES; FLUCTUATIONS IN PRICES FOR ENERGY INPUTS, LABOUR, MATERIALS, SUPPLIES AND SERVICES (INCLUDING TRANSPORTATION); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); OPERATIONAL RISKS AND HAZARDS INHERENT WITH THE BUSINESS OF MINING (INCLUDING ENVIRONMENTAL ACCIDENTS AND HAZARDS, INDUSTRIAL ACCIDENTS, EQUIPMENT BREAKDOWN, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, CAVE-INS, FLOODING AND SEVERE WEATHER); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH, AND CLAIMS BY, LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; OUR ABILITY TO OBTAIN ALL NECESSARY PERMITS, LICENSES AND REGULATORY APPROVALS IN A TIMELY MANNER; CHANGES IN LAWS, REGULATIONS AND GOVERNMENT PRACTICES IN THE JURISDICTIONS WHERE WE OPERATE, INCLUDING LABOUR, ENVIRONMENTAL, IMPORT AND EXPORT LAWS AND REGULATIONS, AND TAX; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; INCREASED COMPETITION IN THE MINING INDUSTRY FOR EQUIPMENT AND QUALIFIED PERSONNEL; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. INVESTORS ARE CAUTIONED AGAINST UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AND INFORMATION. FORWARD-LOOKING STATEMENTS AND INFORMATION ARE DESIGNED TO HELP READERS UNDERSTAND MANAGEMENT'S CURRENT VIEWS OF OUR NEAR AND LONGER TERM PROSPECTS AND MAY NOT BE APPROPRIATE FOR OTHER PURPOSES. THE COMPANY DOES NOT INTEND, NOR DOES IT ASSUME ANY OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS AND INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, CHANGES IN ASSUMPTIONS, FUTURE EVENTS OR OTHERWISE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.
Financial & Operating Highlights
	Three months ended March 31,
	2015	2014
Consolidated Financial Highlights
(Unaudited in thousands of U.S. Dollars, except as noted)

Net (loss) earnings for the period	$(19,785)	$6,760
(Loss) earnings per share attributable to common shareholders (basic)	$(0.13)	$0.05
Adjusted (loss) earnings for the period (1)	$(19,907)	$12,827
Adjusted (loss) earnings per share attributable to common shareholders (basic)(1)	$(0.13)	$0.08
Mine operating earnings	$2,630	$31,576
Net cash generated from operating activities	$11,946	$36,125
Net cash generated from operating activities per share	$0.08	$0.23
Operating cash flows before changes in non-cash operating working capital	$7,424	$40,198
Capital spending	$32,446	$36,811
Dividends paid	$18,955	$18,940
Cash and short-term investments	$292,449	$394,381
Working capital (2)	$488,453	$680,318

Consolidated Metal Production
Silver metal – million ounces	6.08	6.61
Gold metal – thousand ounces	37.5	45.9
Zinc metal – thousand tonnes	9.3	11.4
Lead metal – thousand tonnes	3.5	3.6
Copper metal – thousand tonnes	3.1	1.7

Average Market Metal Prices
Silver metal ($/oz)	$16.71	$20.48
Gold metal ($/oz)	$1,218	$1,293

Consolidated Costs per Ounce of Silver (net of by-product credits)
Cash cost per payable ounce produced (3)(4)	$11.71	$8.66
All-in sustaining cost per silver ounce sold (5)	$14.24	$15.06
Payable ounces of silver sold – million ounces	5.88	6.74

(1)	Adjusted loss and adjusted loss per share attributable to common shareholders are Non-GAAP measures. Adjusted (loss) earnings is calculated as net (loss) earnings for the period adjusting for the gains or losses recorded on fair market value adjustments on the Company's outstanding derivative instruments, impairment of mineral property, unrealized foreign exchange gains or losses, unrealized gain or loss on commodity contracts, net realizable value adjustment to long term heap inventory, gain or loss on sale of assets and the effect for taxes on the above items. The Company considers this measure to better reflect normalized earnings as it does not include items which may be volatile from period to period

	Three months ended March 31,
Adjusted (loss) Earnings Reconciliation	2015	2014*
Net (loss) earnings for the period	$(19,785)	$6,760
Adjust derivative gain	(229)	99
Adjust unrealized foreign exchange losses	2,073	1,704
Adjust realized and unrealized gain on commodity contracts	(544)	-
Adjust gain on sale of mineral properties	(133)	(6)
Adjust net realizable value of inventory	(2,036)	6,599
Adjust for effect of taxes on above items	747	(2,329)
Adjusted (loss) earnings for the period	$(19,907)	$12,827
Weighted average shares for the period	151,643	151,500
Adjusted (loss) earnings per share for the period	$(0.13)	$0.08

* Beginning in Q2 2014 the Company began excluding net realizable value adjustments to long-term heap inventory from adjusted earning, certain previously reported adjusted earnings amounts have been revised to reflect this change. Adjusted earnings for the three-month period ended March 31, 2014 increased by $4,273 from the $ 8,554 earnings previously reported as result of this treatment change.
(2)	Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
(3)	Consolidated cost per ounce of silver is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flows and is well understood and widely reported in the silver mining industry. However, cash cost per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance. Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities.
(4)	Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Consolidated cash costs for 2014 have been adjusted to correct for this overstatement. The effect of these corrections on Q1 2014's cash costs was a $0.41 per ounce increase to consolidated cash.
(5)	All-In Sustaining Costs per Silver Ounce Sold ("AISCSOS") is a measure of a silver mining company's consolidated operating performance and the ability to generate cash flow from all operations collectively. We believe it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Information Contact: Kettina Cordero, Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 21:45e 11-MAY-15